Exhibit 3.1

SC HEALTH CORPORATION
(THE "COMPANY")

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY
HELD AT, 108 ROBINSON ROAD #10-00, SINGAPORE AT 1.00 PM ON 14 APRIL 2021

Present:

Shareholders by Proxy (see attached Schedule)

In attendance:

1.	NOMINATION OF THE CHAIRMAN

1.1
It was noted that, in accordance with the articles of association of the Company (the "Articles") AJ COLOMA, being Chief Executive Officer and a director of the Company, presided as Chairman of the meeting.

2.	NOTICE AND QUORUM

2.1	The Chairman noted that a quorum was present and declared the meeting to be open.

2.2	By agreement, the Chairman took the notice of meeting as read.

3.	VOTING PROCEDURES

3.1	The Chairman noted that voting would be done by way of a poll and explained the procedures that were in place in order to undertake the poll.

4.	RESOLUTION TO AMEND THE ARTICLES OF ASSOCIATION

4.1	The Chairman noted that the purpose of the meeting was to consider and, if thought fit, to pass the following resolution as a special resolution (the "Special Resolution"):

That article 163 (a) of the Company's Articles be deleted and replaced as follows:

“(a)
either the Company does not consummate a Business Combination by twenty five months after the closing of the IPO, or such later time as the Members of the Company may approve in accordance with the Articles or a resolution of the Company's Members is passed pursuant to the Companies Act (as amended) to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.”

5.	VOTING

5.1	The Special Resolution was put to a poll.

5.2	The votes of the shareholders were as follows:

Votes For	Votes Against	Abstentions

15,772,850	587,976	0

5.3	The Chairman declared the Special Resolution carried.

6.	CLOSE OF MEETING

6.1	The Chairman noted that the business of the meeting was concluded and he declared the meeting closed.

/s/ AJ Coloma
Chief Executive Officer AJ Coloma